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17005610

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Stateside Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325 Lakeview Parkway, Suite 225
(No. and Street)

Alpharetta, GA 30009
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks 678-679-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St, Ste. 4, Marietta, GA 30060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OKB

OATH OR AFFIRMATION

I, William Michalak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Stateside Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

PUSHPA SAHNI
Notary Public
Fulton County
State of Georgia
My Commission Expires Apr 30, 2017

[signature]
Signature

CEO/CCO
Title
2/23/2017

[signature] 2/23/17
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Churchill Stateside Securities, LLC

We have audited the accompanying statement of financial condition of Churchill Stateside Securities, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Churchill Stateside Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Churchill Stateside Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Churchill Stateside Securities, LLC's financial statements. The supplemental information is the responsibility of Churchill Stateside Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2017

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	1,016,075
Due from related party		9,680
Prepaid Expenses		21,637
TOTAL ASSETS	$	1,047,392

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and Accrued expenses	$	15,126
Payroll payable		31,615
Accrued Commission		553,288
Due to related party		143,000
Deferred Revenue		100,800
Deferred Rent Obligation		12,884
Total current liabilities		856,713
MEMBERS' EQUITY		190,679
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,047,392

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Commissions		526,877
Dealer Fees		858,466
Total revenue	$	1,385,343
OPERATING EXPENSES		
Compensation and benefits		1,261,976
Consulting		115,912
Rent		58,612
Travel, meals and entertainment		28,925
Professional fees		112,473
Licenses and fees		18,954
Computer and technology		13,116
Insurance		7,592
Other operating expenses		17,199
Total expenses		1,634,759
NET LOSS	$	(249,416)

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY, JANUARY 1	$	325,095
Net Loss		(249,416)
Contributed Capital		250,000
Member Distributions		(135,000)
MEMBERS' EQUITY, DECEMBER 31	$	190,679

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES		
Net loss	$	(249,416)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in due from related party		77,393
Increase in prepaid expenses		(12,463)
Decrease in accounts payable		(17,944)
Increase in payroll payable		12,631
Increase in due to related party		143,000
Increase in accrued expenses		555,592
Increase in Deferred Expense and Revenue		113,684
Net cash provided by operating activities		622,477
FINANCING ACTIVITIES		
Contributed Capital		250,000
Member Distributions		(135,000)
Net cash provided by Financing Activities		115,000
NET INCREASE IN CASH		737,477
CASH and CASH EQUIVALENTS AT BEGINNING OF YEAR		278,598
CASH and CASH EQUIVALENTS AT END OF YEAR	$	1,016,075

The Accompanying Notes are an
Integral Part of these Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Churchill Stateside Securities, LLC, a Georgia limited liability company (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on January 28, 2011.

The Company primarily engages in the private placement of syndicated tax credits to accredited investors. The tax credits are syndicated by Churchill Stateside Group, LLC ("CSG"), who owns the Company along with Stateside Capital, LLC ("SC").

Since the Company is a limited liability company ("LLC"), the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued**

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition

Revenue is recognized at the time transactions have settled and income is reasonably determinable. For certain transactions the revenue cycle may extend beyond one year. The Company is evaluating new revenue recognition standards for brokers and dealers, and will implement as required.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $159,362, which was $154,362 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 537.59%.

3. **RELATED PARTY TRANSACTIONS**

The company has an expense sharing agreement with CSG, a related party, for operating expenses and management services. All of the Company's revenues for the year ended December 31, 2016 were earned from the sale of financial products developed by CSG. As of December 31, 2016, the Company had $9,680 of net commissions receivable from the sale of the aforementioned financial products. Such amount is reflected as "Due from related party" on the accompanying Statement of Financial Condition. No allowance is deemed necessary as the balance is considered collectable. The Company owes a related party $143,000 at December 31, 2016.

The amount paid to CSG for management services is $81,000 for 2016, this is recorded in professional fees on the statement of operations. The Company paid $29,257 in rent to a related party.

4. **COMMITMENTS AND CONTINGENCIES**

The Company previously leased office space from CSG on a "month to month" basis and paid CSG a flat rate rent amount in exchange. The Company relocated and leased new space in May 2016 with the new lease having a five year term and initial rent of $2,589 per month.

4. **COMMITMENTS AND CONTINGENCIES - continued**

For the year ended December 31, 2016, the Company incurred $56,612 of rent expense including $29,257 paid to CSG.

The Company has entered into a lease that contains free rent periods or periods in which rent is abated. The total amount of rent expense is being charged to rent expense on the straight line method over the term of the lease. The diferrence between rent expense and rent paid is credited as Deferred Rent Obligations on the Statement of Financial Condition. The future rent obligation is:

2017	$31,930
2018	$32,885
2018	$33,873
2020	$34,888
2021	$26,863
Total	$160,439
	=======

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* ("ASC 450") and Accounting Standards Codification 440, *Commitments* ("ASC 440"). Management has determined that no significant commitments and contingencies exist as of December 31, 2016, except lease commitments.

5. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through February 25, 2017, the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

6. **DEFERRED REVENUE**

The Company received payments on a deal that closes in 2017 for $100,800.

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

		SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	190,679
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Due from related party		(9,680)
Prepaid expenses		(21,637)
NET CAPITAL	$	159,362
AGGREGATE INDEBTEDNESS		
Accounts payable		15,126
Payroll payable		31,615
Accrued expenses		553,288
Due to related party		143,000
Deferred Expense and Revenue		100,800
Total aggregate indebtedness	$	843,829
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital		154,362
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		74,979
Percentage of aggregate indebtedness to net capital		529.50%

There are no material differences in the above capital calculation and the companies calculation of net capital as reflected on the unaudited form 17a-5, part IIA.

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

31-Dec-16

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Churchill Stateside Securities, LLC

We have reviewed management's statements, included in Churchill Stateside Securities, LLC's Annual Exemption Report, in which (1) Churchill Stateside Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Churchill Stateside Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Churchill Stateside Securities, LLC stated that Churchill Stateside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Churchill Stateside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Churchill Stateside Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Churchill
Stateside
Securities
Member FINRA/SIPC

EXEMPTION REPORT

Churchill Stateside Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2016 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

William J. Michalek
Name

[signature]
Authorized Signature

CEO, CCO
Title

2/21/17
Date

2325 Lakeview Parkway, Suite 225, Alpharetta, Ga. 30009

Phone 404.250.4190 I Fax 404.591.1441

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Churchill Stateside Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Churchill Stateside Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Churchill Stateside Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Churchill Stateside Securities, LLC's management is responsible for Churchill Stateside Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2017

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION P O Box 92185 Washington D C 20090-2185 202-371-8300 General Assessment Reconcil.ation	SIPC-7
3 REV 7 1		(33-REV 7/10

e fisc ye r ended 12/31/2016
(... by the m... s in your W... Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

Name o M mber, address, Designated Examining Authority, 1934 Act registration ... and month in which ... al year ends for purposes of the a dit requirement of SEC Rule 17a 5:

16*16*******1905*********************MIXED AADC 220
68652 FINRA DEC
CHURCHILL STATESIDE SECURITIES LLC
2325 LAKEVIEW PKWY STE 225
ALPHARETTA GA 30009-7945

Note: If any of the information shown on the mailing label requires correction, please e mail any corrections to form@sipc.org and so indicate on the form filed

Name and telephone number of person to contact respecting this form.

Curtis Weeks 678-679-8642

A. General Assessment (item 2e from page 2)		$ 3463
B. Less payment made with SIPC-6 filed (exclude interest)		(907)
July 19, 2016 Date Paid		
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		2556
E. Interest computed on late payment (see instruction E) for days at 20 per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2556
G. PAYMENT: √ the box Check mailed to P.O. Box ✓ Funds Wired ☐ Total (must be same as F above)	$ 2556	
H. Overpayment carried forward	$( )	

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Churchill Stateside Securities, LLC

William J. [signature]

CEO

Dated the 17 day of January 2017

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions.

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,385,343
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,385,343
2e. General Assessment @ .0025	$ 3463
	(to page 1, line 2.A.)